UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                         SCHEDULE 13D
             Under the Securities Exchange Act of 1934
                        (Amendment No. 1)



                     ASTRIS ENERGI INC.
                     ------------------
                     (Name of Issuer)

                      COMMON STOCK
            --------------------------------
            (Title of Class of Securities)

                       045913100
                    ---------------
                    (CUSIP Number)

                    Atul Sabharwal
                   ACME Global Inc.
                   5 Marway Circle
                 Rochester, NY 14624
                     585-426-3222
     --------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                    April 13, 2007
  --------------------------------------------------------
  (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), 13d-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7 for other parties to whom copies are to be sent.

1.
  Names of Reporting Persons.
    I.R.S. Identification Nos. Of Above Persons (Entities Only)

    ACME Global Inc.

2.
  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b) [X]

3.  SEC Use Only

4.  Source Of Funds (See Instructions):   AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant To Items 2(D) or 2(E) [ ]

6.  Citizenship or Place of Organization: Delaware

Number Of Shares           7.  Sole Voting Power       61,994,441<FN1>
Beneficially               8.  Shared Voting Power              0
Owned By Each              9.  Sole Dispositive Power..61,994,441<FN1>
Reporting                 10.  Shared Dispositive Power         0
Person With

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     61,994,441<FN1>

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.  Percent of Class Represented By Amount In Row (11)      54.9%<FN1>

14.  Type of Reporting Person (See Instructions):  CO

-----------
<FN1>Represents 4,248,750 shares of the common stock of Astris Energi Inc.
("Issuer") owned by ACME Global Inc. ("ACME" or "Reporting Person"), 56,935,091 shares of the common stock of the Issuer issuable if ACME converted all of the debentures of the Issuer held by ACME as of April 13, 2007, and 810,600 shares of the common stock of the Issuer exercisable upon exercise of warrants held by ACME as of April 13, 2007. The number of shares of common stock into which those debentures may be converted varies as described in Item 5a.

1.  Names of Reporting Persons.

    I.R.S. Identification Nos. Of Above Persons (Entities Only)

    Green Shelters Innovations Ltd. ("GSI")

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a) [ ]
    (b) [X]

3.  SEC Use Only

4.  Source Of Funds (See Instructions):   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant To Items 2(D) or 2(E) [ ]

6.  Citizenship or Place of Organization: Republic of Cyprus

Number Of Shares                7.  Sole Voting Power       61,994,441<FN2>
Beneficially                    8.  Shared Voting Power              0
Owned By Each                   9.  Sole Dispositive Power..61,994,441<FN2>
Reporting                      10.  Shared Dispositive Power         0
Person With

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     61,994,441<FN2>

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.  Percent of Class Represented By Amount In Row (11)      54.9%<FN2>

14.  Type of Reporting Person (See Instructions):  CO

-----------
<FN2> See Items 2 and 4.

     This Amendment No. 1 (this "Amendment") relates to the Schedule 13D filed by ACME with the Securities and Exchange Commission on March 27, 2007 (the "Schedule 13D"), relating to common stock, no par value ("Common Stock"), of the Issuer. Capitalized terms defined in the Schedule 13D are used herein with the same meaning.

     Specifically, this Amendment is filed in connection with certain secured convertible debentures (the "Debentures") referenced in Item 6 of the Schedule 13D with an aggregate principal amount of $1,700,000, which may be converted into Common Stock under certain circumstances. In connection with its acquisition of the Debentures, ACME also acquired certain warrants (the "Warrants") to purchase up to 810,600 shares of Common Stock of the Issuer. The Warrants are currently out of the money.

     Except as amended and supplemented hereby, the disclosures set forth in the
Schedule 13D shall remain unchanged.

Item 2. Identity and Background

Item 2 of Schedule 13D is supplemented as follows:

     This Schedule 13D is also filed on behalf of GSI, ACME's parent. GSI is organized under the laws of the Republic of Cyprus, with its principal office at: 48, Themistokli Dervi, Centennai Building, Office 701, 1066 Nicosia, Cyprus. GSI may be deemed to be the beneficial owner of the securities held by ACME by virtue of its direct or indirect control of ACME and by virtue of its execution of a letter of intent (as described in Item 4). However, GSI expressly disclaims beneficial ownership of such securities.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is supplemented as follows:

     ACME used a convertible loan from GSI to finance the acquisition of the Debentures. GSI will use working capital to fund the acquisition of assets (as described in Item 4), if that transaction is consummated.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

     GSI and the Issuer entered into a binding letter of intent dated April 13, 2007 (the "LOI") which provided, among other things, that the Issuer and GSI agreed to enter into a definitive agreement pursuant to which the Issuer will sell, and GSI will purchase, all or substantially all of the assets used in the Issuer's business (the "Acquisition"), subject to certain conditions. The consideration for the Acquisition is (a) the cancellation, without additional consideration, of the Debentures at closing, (b) a cash payment to the Issuer of US$3,064,373 and (c) an option granted to the Issuer to redeem the outstanding shares of Common Stock held by ACME as of the date of the Closing for US$1.

     In connection with the execution of the LOI, the Issuer agreed to waive the required 65-day advance notice period provision for conversion under the Debentures and the 65-day advance notice period provision for exercise of the Warrants, in certain events, including in the event that the shareholders of the

Issuer fail to approve the Acquisition or in the event the Issuer breaches the letter of intent.

     In addition, subject to certain conditions being met, the parties agreed to negotiate and execute the terms of a secured convertible promissory note pursuant to which GSI will loan to the Issuer approximately US$150,000 to cover operating costs for each month until the consummation of the Acquisition. One condition precedent for the loan is that each of the members of the board of directors of the Issuer (and certain persons and entities related to the members of the board) executes and delivers voting agreements pursuant to which such persons agree to vote in favor the Acquisition. However, neither the note nor the voting agreements have been executed by the parties, and both are subject to certain conditions being satisfied as well as mutual
agreement of the parties upon the terms thereof.   As a result, any shares
which may ultimately be deemed to be beneficially owned by GSI or ACME upon the execution of the note or the voting and support agreement have not been included in this Amendment because there is no guarantee that the conditions precedent to the note will be met, and no guarantee that the parties will agree upon the terms and execute these agreements.

     The descriptions of the LOI contained in this Amendment are qualified in their entirety by reference to the LOI, a copy of which is filed as an exhibit to this Amendment.

     Except as described in this Amendment, neither ACME nor GSI, nor, to the knowledge of ACME and GSI, any of the executive officers or directors of either of them named on Schedule A attached hereto, has any plans or proposals that relate to or would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of the form of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13 D is amended and supplemented as follows:

     (a)  As described above and in the Schedule 13D, ACME may elect, subject to certain provisions, to convert the Debentures into approximately 56,935,091 shares of Common Stock, which number of shares was obtained dividing the principal amount of the Debentures held by ACME (US$1,700,000) plus interest accrued thereon (US$127,616.44) by a conversion price, which is equal to the lesser of (i) $0.2483 or (ii) ninety percent (90%) of the lowest daily volume weighted average price of the Common Stock during the ten (10) trading
days immediately preceding the date of conversion.   For purposes of
determining the conversion price for this Amendment, the ten (10) trading days used in the calculation were March 31, 2007 through April 13, 2007. The number of shares issuable upon conversion of the Debentures will vary dependent upon the price of the Common Stock during the 10 day period immediately prior to conversion, the number of trades made during the same 10 day period, and the interest accrued on the Debentures (which will be subject to conversion as well).

     In the event ACME elects to convert the Debentures and the Warrants, it would result in beneficial ownership by ACME of 61,994,441 shares of Common Stock, or approximately 51% of beneficial ownership of the Common Stock outstanding of the Issuer, based on 112,864,122 shares of Common Stock outstanding. The number of shares outstanding of the Issuer was determined by adding the number of shares of Common Stock issuable upon conversion of the

Debentures and Warrants to 55,118,431, which outstanding share number was provided to ACME by the Issuer.

     GSI and the directors and officers of ACME and GSI identified on Schedule A to the Schedule 13D also may be deemed to beneficially own the shares by virtue of their direct or indirect control of ACME. However, each such person expressly disclaims any beneficial ownership of such shares. Further, to the knowledge of ACME and GSI, neither GSI, nor any executive officer or director named on Schedule A to the Schedule 13D hereto beneficially owns any other shares of Common Stock.

     (b) ACME has the sole voting and dispositive power with respect to (i) 4,248,750 shares of Common Stock; (ii) 56,935,091 shares of Common Stock issuable upon conversion of the Debentures; and (iii) 810,600 shares of Common Stock issuable upon conversion of the Warrants.

     (c) Other than as disclosed in the Schedule 13D and this Amendment, none of ACME, GSI or any executive officer or director named on Schedule A to the Schedule 13D, has effected any transaction in the Common Stock during the past 60 days.

     (d) Not Applicable.

     (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented as follows:

     None, other than as outlined in this Amendment hereinabove.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is supplemented as follows:

     Exhibit 99.1   Letter of Intent, dated April 13, 2007

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I Certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2007

                                          ACME GLOBAL INC.

                                          /s/ Atul Sabharwal
                                          --------------------
                                         By: Atul Sabharwal
                                         Its: Director


                                         GREEN SHELTERS INNOVATIONS LTD.

                                         /s/ Manoj Upadhyay
                                         -------------------------------
                                         By: Manoj Upadhyay
                                        Its: Director

                                     EXHIBIT INDEX

Exhibit                  Description

Exhibit 99.1 Letter of Intent, dated April 13, 2007, by and between Astris Energi Inc. and Green Shelters Innovations Ltd.